EXHIBIT 99.1

Innate Pharma Virtual 2021 Annual General Meeting

MARSEILLE, France, May 12, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) has published the convening notice to the Bulletin des Annonces Légales Obligatoires for its Annual General Meeting of Shareholders (“AGM”), which will take place virtually at 11:00 a.m. CEST on May 28, 2021.

The Annual General Meeting will be held via webcast without the physical presence of the shareholders and any other person having the right to attend due to administrative measures limiting or prohibiting travel or collective gatherings due to the COVID-19 pandemic.

Voting Procedures:

No admission card will be issued, and the shareholders may only vote before the Annual General Meeting by post or by proxy.

For the ordinary shares, only the voting forms received before Tuesday, May 25, 2021, at 23:59 p.m. (Paris time) will be accepted.

The voting form for the ordinary shares is available on the Company’s website:

https://investors.innate-pharma.com/regulated-information/general-shareholders-meeting

Written Questions:

All shareholders can ask written questions. These questions must be sent to the attention of the Chairman of the Executive Board by electronic mail to the following address: investors@innate-pharma.fr, no later than the second business day prior to the date of the shareholders' meeting, i.e. until May 26, 2021. They must be accompanied by a certificate of account registration.

Annual General Meeting Webcast Details:

Access to live webcast:

https://attendee.gotowebinar.com/register/6173683437946692363?source=CP

In addition to written questions (see above), and to encourage direct exchanges with the shareholders, participants will be able to ask direct questions by using the chat system available on the webcast platform.

Voting results on the resolutions submitted to the vote of the general meeting will be communicated during the meeting on the basis of the votes made by post and the proxies received.

The shareholders may also have access to the recording on the Company’s website for two years following the Annual General Meeting.

Shareholders' Communication Rights:

The notice of meeting, including the agenda and the draft resolutions, was published at the Bulletin des Annonces Légales Obligatoires on April 21, 2021. The convening notice was published on May 12, 2021 at the Bulletin des Annonces Légales Obligaotoires and in a legal newspaper.

The preparatory documents (Articles R.225-83 and R.22-10-23 of the Code of commerce) are available on the Company’s website:

https://investors.innate-pharma.com/regulated-information/general-shareholders-meeting

Shareholders are invited to check the 2021 Annual General Meeting website regularly, as it contains the details of holding and the procedure to attend the Annual General Meeting, as well as the meeting documentation.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com